FILE NO. 70-09151


                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

            CERTIFICATE OF CONSUMMATION WITH RESPECT TO
     AMENDMENT OF A CREDIT FACILITY FOR NUCLEAR FUEL FINANCING

                        NORTHEAST UTILITIES
              THE CONNECTICUT LIGHT AND POWER COMPANY
              WESTERN MASSACHUSETTS ELECTRIC COMPANY

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, as amended, Northeast Utilities ("NU"), The Connecticut Light and Power Company ("CL&P"), and Western Massachusetts Electric Company ("WMECO") hereby report and certify as follows:

     On March 9, 1998, CL&P and WMECO consummated the transactions contemplated by the Declaration/Application (as amended, the "Declaration") in File No. 70-09151. The transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration and the order of the Commission issued on March 4, 1998 in this File.

March 16, 1998

                         NORTHEAST UTILITIES
                         THE CONNECTICUT LIGHT AND POWER COMPANY
                         WESTERN MASSACHUSETTS ELECTRIC COMPANY

                         BY   /s/ David R. McHale

                              Name: David R. McHale
                              Title:   Assistant Treasurer




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                              March 16, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Re:The Connecticut Light and Power Company and Western Massachusetts Electric Company; Declaration/Application with Respect to Proposed Amendment of a Credit Facility for Nuclear Fuel Financing
File No. 70-09151

Ladies and Gentlemen:

     We have acted as counsel to The Connecticut Light and Power Company and Western Massachusetts Electric Company (the "Companies"), in connection with the Declaration/Application (the "Declaration") on Form U-1 of the Companies to the Securities and Exchange Commission (the "Commission") filed in this proceeding under the Public Utilities Holding Company Act of 1935 (the "Act") with respect to the proposed changes to the financing arrangements involving the Niantic Bay Fuel Trust (the "Trust") established pursuant to a Trust Agreement dated as of January 4, 1982 among The Connecticut Bank and Trust Company as Trustor, Bankers Trust Company as Trustee (the "Trustee") and the Companies as beneficiaries, in particular, the proposed credit facility under a Credit Agreement among the Trustee, the Banks named therein, and the First National Bank of Chicago as Agent, as more fully set forth in the Declaration. We are furnishing this opinion in connection with the Certificate of Consummation of Transaction (the "Certificate") delivered on the date hereof pursuant to the Act and Rule 24(a) thereunder, and relating to the Declaration to the Commission and the transactions consummated on March 9, 1998. The Commission permitted the Declaration to become effective by its Order set forth in Release No. 35-26836 dated March 4, 1998.

     In connection with this opinion, we have examined the Declaration and the various exhibits thereto including: the proposed Third Amendment and Waiver to Credit Agreement (the "Third Amendment"), and the minutes of meetings of the Companies' Boards of Directors; and we have examined or caused to be examined such other papers, documents and records, and have made such examination of law and have satisfied ourselves as to such other matters as we have deemed relevant or necessary for the purpose of this opinion. Terms defined in the Declaration are used herein with the same meanings as therein provided unless otherwise defined herein.

     Based upon the foregoing, we are of the opinion that:

     (a) All state laws applicable to the transactions contemplated by the Third Amendment for which the Commission's approval was sought in the Declaration were complied with at the time such transactions were consummated;

     (b) The obligations incurred by the Companies in connection with the Third Amendment are valid and binding obligations of the Companies in accordance with their terms, subject to laws of general application with respect to the relief and rehabilitation of debtors, and provided that equitable remedies are within the discretion of the court before which enforcement is sought; and

     (c) The consummation of the proposed transactions did not violate the legal rights of the holders of any securities issued by either of the Companies or any associate company thereof.

     The opinions set forth herein are based solely on the federal laws of the United States and the laws of the State of Connecticut and The Commonwealth of Massachusetts, and no opinion is expressed regarding the laws of any other jurisdiction.

     We hereby consent to the use of this opinion in connection with the filing of the Certificate.

                              Very truly yours,



                              /s/ Day, Berry & Howard
                              Day, Berry & Howard

DBH:PLH/mrd